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Milan

Re:	PennTex Midstream Partners, LP
Schedule 13E-3 filed by PennTex Midstream Partners, LP and

PennTex Midstream GP, LLC

Filed June 7, 2017
File No. 005-88873

Schedule 14D-9
Filed June 2, 2017
File No. 005-88873

Dear Mr. Duchovny:

This letter sets forth the responses of PennTex Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 8, 2017 (the “Comment Letter”) with respect to the Schedule 13E-3 filed by the Partnership and PennTex Midstream GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”), on June 7, 2017 (the “Schedule 13E-3”) and the Schedule 14D-9 filed by the Partnership on June 2, 2017 (the “Schedule 14D-9”) relating to offer (the “Offer”) by Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to purchase all of the outstanding common units representing limited partner interests in the Partnership (the “Common Units”). The responses below have been prepared and are being provided by the Partnership, which has authorized Latham & Watkins LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule 14D-9 (the “Amendment”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

June 13, 2017

Schedule 13E-3

1.	Please revise your Schedule 14D-9 to include the information disclosed in Item 3(c) and Item 10(c) of your Schedule 13E-3 relating to your officers and directors and expenses, respectively. Such information must be provided to security holders.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on pages 2, 3, 4, and 28 of the Amendment.

Schedule 14D-9

Identity and Background of Filing Person, page 2

2.	You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 7 of the Amendment to clarify that we disclaim responsibility for any disclosure derived from ETP’s Offer to Purchase dated May 18, 2017, as amended, and the Schedule TO/Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by ETP with the Commission on May 18, 2017, as amended.

The Solicitation or Recommendation, page 6

3.	Your definition of Public Unitholders includes within it affiliates: for example, some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of the company. See Item 1014(a) of Regulation M-A.

Response: We acknowledge the Staff’s comment and respectfully advise that the Conflicts Committee determined that the Offer Price is fair to the Public Unitholders, which includes the officers and directors of the General Partner who are not affiliates of ETP. We have clarified on pages 2, 9 and 12 of the Amendment that the Conflicts Committee’s determination regarding the substantive and procedural fairness of the Offer Price includes officers and directors of the General Partner who are not affiliates of ETP.

4.	On a related note, please make sure to disclose the fairness determination of your Board of Directors, not only the Conflicts Committee.

Response: We acknowledge the Staff’s comment and respectfully advise that the Board of Directors of the General Partner (the “Board”) did not make a fairness determination, but instead delegated to the Conflicts Committee the full power and authority to make the fairness determination on behalf of the Partnership (without further approval of the Board). We have provided updated disclosure on page 9 of the Amendment.

June 13, 2017

Reasons for the Determination and Recommendation of the Conflicts Committee, page 9

5.	We note that the conflicts committee considered the opinion of Evercore regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Conflicts Committee adopted the financial advisor’s analysis and opinion and whether the Board adopted the Conflicts Committee’s analysis and recommendation.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 13 of the Amendment to clarify that the Conflicts Committee has adopted the financial advisor’s analysis and opinion. However, because the Board delegated to the Conflicts Committee the full power and authority to make the fairness determination on behalf of the Partnership (without further approval of the Board), the Board has not adopted the Conflicts Committee’s analysis and recommendation.

6.	On a related note, if the Conflicts Committee adopted the financial advisor’s analysis and opinion and the Board adopted the Conflicts Committee’s analysis and recommendation, revise your disclosure address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the Partnership’s Public Unitholders, rather than all unaffiliated security holders.

Response: We acknowledge the Staff’s comment and respectfully advise that, consistent with the Evercore opinion, the Conflicts Committee determined that the Offer Price is fair to the Public Unitholders, including the officers and directors of the General Partner who are not affiliates of ETP. We have clarified on pages 2, 9 and 12 of the Amendment that the Conflicts Committee’s determination regarding the substantive and procedural fairness of the Offer Price includes officers and directors of the General Partner who are not affiliates of ETP. Further, we respectfully advise the Staff that the Board did not adopt the Conflicts Committee’s analysis and recommendation and did not make a fairness determination with respect to the Offer.

7.	Refer to the paragraph captioned “Likelihood of Increased Price.” Revise it to state whether the Conflicts Committee made a request for a higher Offer Price.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 14 of the Amendment to clarify that the Conflicts Committee did not make a request for a higher Offer Price.

Opinion of Evercore Group L.L.C., page 12

8.	With respect to the Discounted Cash Flows and Discounted Distribution analyses, disclose the bases for Evercore’s selection of the exit multiples, the perpetuity growth rates and the terminal yield range disclosed on page 16.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 19 of the Amendment.

9.

Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed. For example, disclose (i) the transaction value and EBITDA multiple for each comparable transaction that is the basis for the results disclosed on page 17 with respect to the Precedent M&A Transactions Analysis – Asset Transactions, (ii) the enterprise value and EBITDA multiple for each comparable transaction

June 13, 2017

that is the basis for the results disclosed on page 18 with respect to the Precedent M&A Transactions Analysis – Public MLP Transactions, (iii) the data described in the three bullet points on page 18 relating to the Peer Group Trading Analysis, and (iv) data from each transaction that resulted in the results disclosed on page 20 with respect to the Premiums Paid Analysis.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on pages 19, 20, 21, 22, 23, 24 and 25 of the Amendment.

Management Forecast, page 21

10.	Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

Response: We acknowledge the Staff’s comment and have included additional disclosure relating to the material assumptions that underlie the projections. We respectfully refer the Staff to the material limiting factors on the projected information set forth in the third paragraph of Item 4. The Solicitation or Recommendation—Management Forecast on page 26 of the Amendment.

11.	We note on pages 24-25 of the presentation by Evercore to the Conflicts Committee financial projections that are more extensive than those you disclosed. We also note that Evercore included a summary of the projections received from the company in its presentation. Please revise your disclosure to include the full projections shared with Evercore.

Response: We acknowledge the Staff’s comment and have revised the Amendment on page 27 to incorporate by reference the financial projections included on pages 24 and 25 of the presentation by Evercore to the Conflicts Committee.

12.	We note that the projected financial information included in this section (and in the Evercore presentation) has not been prepared in accordance with GAAP. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise. We may have additional comments after we review your response.

Response: We respectfully advise the Staff that projections of non-GAAP financial measures have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, the Partnership is unable to provide line item disclosure without unreasonable effort because the projections were not prepared on a line-item basis.

*     *     *     *

June 13, 2017

Please direct any questions or comments regarding the foregoing or with respect to the Amendment to the undersigned at (713) 546-7420.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

Cc:	Todd Carpenter, PennTex Midstream GP, LLC
Debbie P. Yee, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.
Andrew J. Ericksen, Baker Botts L.L.P.